EXHIBIT 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the historical ratio of earnings to fixed charges and to combined fixed charges and preferred stock dividends of Global Net Lease, Inc. for the periods indicated. Dollar amounts are presented in thousands unless otherwise noted:

	Historical	Historical Year Ended December 31
	January 1, 2017 to September 30, 2017 (unaudited)	2016	2015	2014	2013	2012
Earnings:
Pre-tax income/(loss) from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries	$17,313	$51,999	$3,874	$(55,025)	$(6,989)	$(413)
Add:
Interest expense	32,059	32,860	26,826	11,597	720	9
Amortization of deferred financing costs	3,021	6,698	8,527	3,753	250	1
Amortization of mortgage (discount) premium, net, and mezzanine discount	564	(437)	(489)	(498)	(1)	—
	$52,957	$91,120	$38,738	$(40,173)	$(6,020)	$(403)
Fixed Charges:
Interest expense	$32,059	$32,860	$26,826	$11,597	$720	$9
Amortization of deferred financing costs	3,021	6,698	8,527	3,753	250	1
Amortization of mortgage (discount) premium	564	(437)	(489)	(498)	(1)	—
	$35,644	$39,121	$34,864	$14,852	$969	$10
Preferred stock dividends	383	—	—	—	—	—
Combined fixed charges and preferred stock dividends	$36,027	$39,121	$34,864	$14,852	$969	$10
Ratio of earnings to fixed charges	1.49	2.33	1.11	*	*	*
Ratio of earnings to combined fixed charges and preferred stock dividends	1.47	2.33	1.11	*	*	*

* For these periods, earnings were less than fixed charges and less than combined fixed charges, and the coverage deficiency for each was approximately $55,025, $6,989 and $413 for the years ended December 31, 2014, 2013 and 2012, respectively.